UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Golden Ocean Group Ltd. (the "Company"), dated November 24, 2015, announcing the Company's financial results for the third quarter ended September 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Birgitte Ringstad Vartdal
Date: November 25, 2015	Name: Birgitte Ringstad Vartdal
Title: Chief Financial Officer

EXHIBIT 1

Interim financial information
Golden Ocean Group Limited

Third quarter 2015
November 24, 2015

Highlights

•	The Company reports negative EBITDA of $3.6 million for the third quarter of 2015
•	The Company reports a net loss of $40.7 million and a loss per share of $0.24 for the third quarter of 2015.
•	The Company reports a net loss of $151.6 million and a loss per share of $1.05 for the nine months ended September 30, 2015.
•	In August 2015, the Company took delivery of, and sold, one Capesize newbuilding further to an agreement entered into in April 2015.
•	In September 2015, the Company took delivery of one Capesize newbuilding.
•	During the quarter; the Company completed the sale and lease back transaction with Ship Finance for eight Capesize vessels and repaid related bank debt of $188.9 million.
•	During October, the Company and the yards have agreed to postpone the delivery of three newbuildings from 2015 to 2016, with a total delay of 14 months.
•	In November, the Company has entered into an agreement to convert two Capesize newbuilding contracts to Suezmax newbuilding contracts, and on November 23, 2015, agreed to sell these newbuilding contracts to Frontline Ltd.

Third Quarter 2015 and Nine Months Results

The Company reports a net loss of $40.7 million and a loss per share of $0.24 for the third quarter compared with a loss of $35.5 million and a loss per share of $0.21 for the preceding quarter. The net loss in the third quarter includes (i) a loss of $2.3 million on sale of the Capesize newbuilding, Front Atlantic, and (ii) a vessel impairment loss of $7.1 million. If these two items are excluded, the adjusted loss in the third quarter is $31.3 million. The net loss in the second quarter includes a loss adjustment to the bargain purchase gain of $2.1 million. If this item is excluded, the adjusted loss in the second quarter is $33.5 million.

Vessel earnings improved in the third quarter compared to the preceding quarter and time charter equivalent (or TCE) revenues increased by $13.4 million due to an improvement in TCE rates partially offset by a decrease in trading days. This increase, however, was offset by (i) increased mark to market losses on interest rate hedges of $5.0 million, (ii) increased operating costs of $2.6 million (of which $1.8 million is attributable to an increase in dry docking costs - three vessels dry docked in the third quarter compared with one vessel in the preceding quarter) and, (iii)  increased charter hire expense of $7.4 million (of which $4.6 million is attributable to the eight vessels sold to, and leased back from, Ship Finance International Limited, or Ship Finance, and $1.9 million is attributable to a loss provision for onerous time charter contracts). Administrative expenses and net interest expense decreased by $1.7 million and $1.9 million, respectively, compared to the preceding quarter.

The Company has recorded a vessel impairment loss of $7.1 million in the third quarter. This loss relates to three of the four Capesize newbuildings, which the Company agreed to sell to in April 2015. The Company completed the sale of one of these newbuildings, Front Atlantic, in August and recorded a loss on disposal of $2.3 million.

Cash and cash equivalents increased by $56.0 million in the third quarter. The main cash movements were the payment of $114.1 million in respect of the Company's newbuilding program, $318.8 million received from the sale of vessels and the payment of $12.3 million for investments. The Company increased bank borrowings by $53.6 million (net of debt fees paid) and repaid debt of $199.7 million.

Fleet development

During the third quarter, eight vessels were sold to, and leased back from, Ship Finance. The total proceeds from the sale were $272.0 million and the Company repaid $188.9 million of related bank debt. The leases have been classified as operating leases.

Golden Ocean, 3rd Quarter 2015

In August 2015, the Company took delivery of the Capesize newbuilding, Front Atlantic, from the yard, and immediately sold the vessel to its new owners. The final installment of $33.5 million was paid upon delivery and sales proceeds of $46.8 million were received at the same time.
In September 2015, the Company took delivery of the Capesize newbuilding, Golden Finsbury. The final installment of $41.0 million was paid at delivery and $27.2 million was drawn down from the $425.0 million term loan facility.
In September 2015, due to delayed delivery of newbuildings (see Newbuilding program below) the Company agreed with RWE Supply & Trading GmbH to amend the index charter agreement from fifteen vessels for five years to ten vessels for seven and a half year contracts. All other terms are as previously agreed.

Newbuilding program

During October 2015, the Company has agreed the postponement of the delivery of three vessels from 2015 to February, March and April 2016.

In November 2015, the Company entered into an agreement with the yard to convert two Capesize newbuilding contracts to Suezmax newbuilding contracts, and on November 23, 2015, agreed to sell these newbuilding contracts to Frontline Ltd. The transaction will reduce the Company's newbuilding commitments by $95 million (including sales proceeds) and will also remove the need for financing of two Capesize vessels. The newbuilding contracts are with New Times Shipbuilding Co. Ltd. in China and expected delivery of the Capesize vessels was in the first quarter 2017. The Company is pleased to see that the good cooperation with New Times and Frontline enables this transaction, which should be in the best interest of all parties involved.  The transaction is subject to customary closing conditions and is expected to close in late 2015. The Company expects to record a loss on the disposal of approximately $9.0 million in the fourth quarter.

As of September 30, 2015, the Company had 21 vessels under construction, of which three have been sold and will be delivered to the new owners on delivery from the yard and two newbuilding contracts have been sold to Frontline Ltd. The Company will receive net sales proceeds of $46.2 million in 2015 and $92.4 million in 2016 upon delivery of the three vessels which have been sold, and sale proceeds of $1.9 million from Frontline Ltd in late 2015. Excluding the two newbuilding contracts which have been sold to Frontline and for which the Company does not have any further commitment, the Company's outstanding commitments for its 19 remaining newbuildings amount to $632.3 million with expected payments of $65.1 million in 2015, $505.1 million in 2016 and $62.1 million in 2017, for expected delivery of one vessel in 2015, 16 vessels in 2016 and two vessels in 2017.

Corporate

At the Company's Annual General Meeting in September 2015, it was resolved that the share premium account be reduced to nil and that the amount resulting from the reduction be credited to the Contributed Surplus account. A transfer of $1,207.4 million was made in the third quarter in this respect.

The Board has decided not to declare a dividend for the third quarter of 2015.

172,675,637 ordinary shares were outstanding as of September 30, 2015, and the weighted average number of shares outstanding for the third quarter was 172,675,637.

The Dry Bulk market

The marginal improvement in the average spot market witnessed in third quarter was mainly backed by a spike that lasted from mid July through the first ten days of August. According to the Baltic Exchange, average earnings for the Supramax segment were $8,801 per day compared to $6,753 per day in the previous quarter and $8,887 per day in the same quarter last year. Capesize vessels experienced a short lived spike with an average of $11,569 per day against $4,554 per day the previous quarter and $12,641 per day in the same quarter last year. Panamax vessels earned on average $7,622 per day compared to $5,166 during the second quarter and $5,868 in the same quarter in 2014. Well into the fourth quarter expectations for an improved market for the last months of the year have not been met and the negative sentiment has dragged down the freight forward curve.

Golden Ocean, 3rd Quarter 2015

China's official GDP growth slowed to 6.9% in third quarter, slightly above consensus but missing target of 7%. More important though for the dry bulk industry is the composition of the growth. Contribution from both construction and from the heavier industries is lower while "softer" sectors like services are playing a more important role. This, in turn, is leading to less demand for dry bulk commodities. As an example, the financial sector accounted for 25% of the GDP growth in the second quarter and the same trend continued into the third quarter. Chinese authorities are well aware of the importance of the real estate sector and are supporting the sector by removing housing purchase restrictions, lowering interest rates and improving credit availability. This has led to a stabilization of housing sales, which have been on a downward trend since the beginning of 2013. Sales so far are up 8% year on year, but primarily restricted to the larger cities (Tier I).

By the end of September, net fleet growth had reached 16.65 mill dwt which represents 2.6% growth year on year. The delivery ratio compared to the official order book is still low and is expected to be around 65% for the full year of 2015. The Capesize segment and vessels smaller than 40,000 dwt have hardly experienced any net fleet growth while Supramaxes (vessels between 40,000 and 65,000 dwt) have witnessed the highest fleet growth, with around 5%.

Total demand growth for dry bulk transportation in the first nine months of 2015 is close to zero and as a consequence utilization of the dry bulk fleet is lower now than at the end of 2014.

The various dry bulk commodities are performing differently. The four big miners continue to take market shares from the marginal exporters of iron ore. Total iron ore transportation both to China and to the rest of the world was basically flat through the 9 first months of 2015. This was in spite of an increase of Brazilian exports by 7 million mt and Australian exports by 35 million mt. Total exports from the two countries reached 780 million mt by the end of September. It is interesting to note that that the 2% lower steel production in China should result in 11 million mt lower iron ore consumption. It is anticipated that domestic iron ore production in China was reduced by 35 million mt first three quarters of the year and over the same period iron ore inventories were down by 24 million mt, in other words the numbers and/or official statistics adds up.

The international coal market has, up to now, had another bad year both when it comes to volumes and prices. China coal import is down 66 million mt year on year in the first nine months, but this seems to have stabilized in the last two months. India has not been able to compensate the shortfall to China with an increase of 24 million mt and the rest of the world is more or less flat. Due to higher demand growth for grains and minor bulks transported volumes are not ending up in negative growth territory in total.

The long term trend will still be challenging for the coal sector, but coal imports to China could still rebound over the next three years period. Even in a fairly low GDP growth scenario, it is expected that Chinese electricity generation will grow by approximately 2.5% per year. China is making a lot of effort when it comes to research and development of renewable energy and new capacity is entering the market at a fairly large scale. According to National Energy Board of China the annual run rate of capacity increase from renewable including nuclear is about 40 TW. 2.5% increased energy generation equates to 200 TW and most the shortfall has to be covered by thermal coal. This in turn means that coal fired power plants in China would need another 30 million mt per annum. Whether this will be sourced from Chinese coal mines or from the international markets remains to be seen. The sensitivity when it comes to China coal consumption is high given the fact that China produced 3.7 billion mt of coal in 2014.

Most analysts believe that the Chinese steel consumption has peaked for now. The iron ore mining industry in China is not able to compete with higher quality international iron ore and with new capacity continuously entering the market, prices will be under pressure. The domestic production converted into a FE content of 65% is about 260 million mt. In a flat Chinese steel production scenario most analysts believe in a modest iron ore transportation demand increase of about 2% per year over the next three years.

Golden Ocean, 3rd Quarter 2015

On the supply side, the order book is still shrinking at a steady pace. Even though the official order book stands at 16.5%, realistically it is closer to 12%. In the present market environment it is expected that scrapping will pick up.

After a small uptick in asset prices in July supported by the improved spot market, values were back to the same levels by the end of September as the previous quarter and are again under pressure in the fourth quarter.

Strategy and Outlook

Golden Ocean expects the market to be challenging also for the next six to twelve months. Rates at the current low levels are dramatic for the owners of dry bulk tonnage and there is a probability that the over supply will adjust in the prevailing market conditions.

For Golden Ocean the focus in the coming months is to improve the liquidity and the balance sheet. The Company has a strong relationship and good support from its banking group, which is important in the current market conditions. The Board of Directors is pleased with the actions taken so far without significantly reducing the upside potential when the market turns in a positive direction. Several alternatives are presently being evaluated and actions will be taken in order for the Company to manage its exposure carefully and targeting to remain the preferred counterpart for the dry bulk industry and the preferred investment vehicle in the dry bulk space in the years to come.

Forward Looking Statements
Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Golden Ocean, 3rd Quarter 2015

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
November 24, 2015

Questions should be directed to:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Birgitte Ringstad Vartdal: CFO, Golden Ocean Management AS
+47 22 01 73 53

Golden Ocean, 3rd Quarter 2015

Condensed Interim financial information

Third Quarter 2015

Index

Consolidated Income Statement

Consolidated Balance Sheet

Consolidated Cash Flow Statement

Consolidated Statement of Changes in Equity

Notes to Condensed Interim financial information

Golden Ocean, 3rd Quarter 2015

GOLDEN OCEAN GROUP LIMITED
THIRD QUARTER REPORT (UNAUDITED)

2014 Jul-Sep	2015 Jul-Sep	INCOME STATEMENT (in thousands of $)	2015 Jan-Sep	2014 Jan-Sep	2014 Jan-Dec

19,336	65,692	Operating revenues	133,108	60,034	96,715

-	(2,296)	Loss on sale of newbuilding	(2,296)	-	-

		Operating expenses
11,257	24,268	Voyage expenses	58,960	18,499	33,955
6,598	26,553	Ship operating expenses	57,527	12,955	18,676
-	12,796	Charter hire expense	18,144	-	-
533	3,080	Administrative expenses	9,043	3,012	5,037
-	7,110	Vessel impairment loss	148,072	-	-
5,574	14,363	Depreciation	38,959	11,966	19,561
23,962	88,170	Total operating expenses	330,705	46,432	77,229
(4,626)	(24,774)	Net operating (loss) income	(199,893)	13,602	19,486
		Other income (expenses)
3	163	Interest income	548	13	29
(1,268)	(9,379)	Interest expense	(22,242)	(2,023)	(2,525)
(246)	(6,693)	Other financial items	(8,860)	(501)	(737)
-	-	Bargain purchase gain arising on consolidation	78,876	-	-
(1,511)	(15,909)	Total other income (expenses)	48,322	(2,511)	(3,233)
(6,137)	(40,683)	Net (loss) income from continuing operations	(151,571)	11,091	16,253
(30)	-	Net loss from discontinued operations	-	(258)	(258)
(6,167)	(40,683)	Net (loss) income	(151,571)	10,833	15,995

(0.11)	(0.24)	Basic (loss) earnings per share from continuing operations ($)	(1.05)	0.26	0.31
-	-	Basic loss per share from discontinued operations ($)	-	(0.01)	-
(0.11)	(0.24)	Basic (loss) earnings per share ($)	(1.05)	0.25	0.30

Note: Adjusted EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, amortization of deferred charges, vessel impairment loss and mark-to-market loss on derivatives. Adjusted EBITDA from continuing operations in Q3 is calculated as negative $3,592,000 based on net loss from continuing operations ($40,683,000), depreciation ($14,363,000), net interest expense ($9,216,000), amortization of deferred charges ($614,000), vessel impairment loss ($7,110,000) and mark-to-market loss on derivatives ($5,788,000).

Golden Ocean, 3rd Quarter 2015

GOLDEN OCEAN GROUP LIMITED
THIRD QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2015 Sep 30	2014 Sep 30	2014 Dec 31

ASSETS
Short term
Cash and cash equivalents	139,185	96,182	42,221
Restricted cash	1,736	-	-
Other current assets	122,842	16,887	22,058
Long term
Restricted cash	49,023	15,000	18,923
Vessels, net	1,501,731	727,860	852,665
Newbuildings	330,033	345,704	323,340
Other long term assets	120,143	3,752	3,533
Total assets	2,264,693	1,205,385	1,262,740
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt and obligations under capital lease	66,756	14,209	19,812
Other current liabilities	58,273	16,895	14,967
Long term
Long-term debt and obligations under capital lease	913,695	290,791	343,688
Other long term liabilities	8,878	-	-

Equity	1,217,091	883,490	884,273
Total liabilities and equity	2,264,693	1,205,385	1,262,740

Golden Ocean, 3rd Quarter 2015

GOLDEN OCEAN GROUP LIMITED
THIRD QUARTER REPORT (UNAUDITED)

2014 Jul-Sep	2015 Jul-Sep	STATEMENT OF CASHFLOWS (in thousands of $)	2015 Jan-Sep	2014 Jan-Sep	2014 Jan-Dec

		OPERATING ACTIVITIES
(6,167)	(40,683)	Net (loss) income	(151,571)	10,833	15,995
		Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities;
5,793	14,978	Depreciation and amortization of deferred charges	40,317	12,431	20,246
-	7,110	Impairment loss on vessels	148,072	-	-
	2,296	Loss on sale of newbuilding	2,296	-	-
-	-	Bargain purchase gain arising on consolidation	(78,876)	-	-
-	6	Results from associated companies	577	-	-
(312)	(151)	Restricted stock unit expense	(58)	615	249
-	19,067	Other	30,245	-	-
7,383	(333)	Change in operating assets and liabilities	332	(1,388)	(11,626)
6,697	2,290	Net cash (used in) provided by operating activities	(8,666)	22,491	24,864
		INVESTING ACTIVITIES
-	9,079	Change in restricted cash	2,164	-	(3,923)
(120,532)	(114,131)	Additions to newbuildings and fixed assets	(453,674)	(250,498)	(357,403)
-	-	Purchase of vessel	-	(24,085)	(24,085)
-	318,761	Proceeds from the sale of assets	335,508	-	-
-	-	Refund of newbuilding installments	40,148	-	-
-	-	Dividends received from associated companies	88	-	-
-	(12,286)	Purchase of investments	(32,159)	-	-
25,148	-	Cash acquired on purchase of SPCs	108,645	68,560	68,560
-	-	Cash acquired upon merger with the Former Golden Ocean	129,084	-	-
(95,384)	201,423	Net cash provided by (used in) investing activities	129,804	(206,023)	(316,851)
		FINANCING ACTIVITIES
-	(199,676)	Repayment of long-term debt	(232,892)	-	(1,500)
180,000	53,625	Proceeds from long term debt	215,975	210,000	270,000
(3,437)	-	Debt fees paid	(3,825)	(3,555)	(3,555)
-	(1,693)	Repayment of capital leases	(3,432)	-	-
(9,824)	-	Distributions to shareholders	-	(24,981)	(28,987)
166,739	(147,744)	Net cash (used in) provided by financing activities	(24,174)	181,464	235,958

78,052	55,969	Net change in cash and cash equivalents	96,964	(2,068)	(56,029)
18,130	83,216	Cash and cash equivalents at start of period	42,221	98,250	98,250
96,182	139,185	Cash and cash equivalents at end of period	139,185	96,182	42,221

Golden Ocean, 3rd Quarter 2015

GOLDEN OCEAN GROUP LIMITED
THIRD QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $, except number of shares)	2015 Jan-Sep	2014 Jan-Sep	2014 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	80,121,550	30,472,061	30,472,061
Shares issued	92,554,087	49,649,489	49,649,489
Balance at end of period	172,675,637	80,121,550	80,121,550

SHARE CAPITAL
Balance at beginning of period	801	305	305
Shares issued	926	496	496
Balance at end of period	1,727	801	801

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	772,863	183,535	183,535
Shares issued	433,526	589,557	589,557
Value of vested options held by the Former Golden Ocean shareholders	926	-	-
Stock option expense	41	-	-
Restricted stock unit expense	92	144	(229)
Transfer to contributed capital surplus	(1,207,448)	-	-
Balance at end of period	-	773,236	772,863

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	111,614	131,520	131,520
Contribution from shareholder	59,746	-	-
Distributions to shareholders	-	(15,900)	(19,906)
Value of vested options held by the Former Golden Ocean shareholders	42	-	-
Restricted stock unit expense	(151)	-	-
Transfer from additional paid in capital	1,207,448	-	-
Balance at end of period	1,378,699	115,620	111,614

OTHER COMPREHENSIVE LOSS
Balance at beginning of period	-	-	-
Other comprehensive loss	(10,759)	-	-
Balance at end of period	(10,759)	-	-

RETAINED DEFICIT
Balance at beginning of period	(1,005)	(7,919)	(7,919)
Distributions to shareholders	-	(9,081)	(9,081)
Net (loss) income	(151,571)	10,833	15,995
Balance at end of period	(152,576)	(6,167)	(1,005)
Total Equity	1,217,091	883,490	884,273

Golden Ocean, 3rd Quarter 2015

GOLDEN OCEAN GROUP LIMITED
THIRD QUARTER REPORT (UNAUDITED)
NOTES

1.  GENERAL

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda based shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market and the Oslo Stock Exchange.

2.  ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2014.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2014.

3.  DESCRIPTION OF THE MERGER

The Company and the Former Golden Ocean entered into a merger agreement pursuant to which the two companies agreed to merge, with the Company as the surviving legal entity. The Company was renamed Golden Ocean Group Limited upon completion of the merger on March 31, 2015. Shareholders in the Former Golden Ocean at the time the merger was completed received shares in the Company as merger consideration. One share in the Former Golden Ocean gave the right to receive 0.13749 shares in the Company, and the Company issued 61.4 million shares (net) to shareholders in the Former Golden Ocean. The merger valued the entire issued share capital of the Former Golden Ocean at $307.2 million at a closing share price of $5.00 on March 31, 2015. Upon the effectiveness of the merger, the convertible bond that was issued by the Former Golden Ocean in January 2014 was converted into a convertible bond of the Company pursuant to the terms of the bond agreement and stock options issued by the Former Golden Ocean were converted into stock options of the Company pursuant to the merger agreement.

4.  ACCOUNTING FOR THE MERGER

The condensed consolidated financial statements have been prepared using the acquisition method of accounting and are based on the historical financial information of Knightsbridge and the Former Golden Ocean. The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, "Fair Value Measurement" ("ASC 820"). Acquisition accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the purchase price allocation included herein is preliminary and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates and the final acquisition accounting will occur and could have a material impact on these condensed consolidated interim financial statements.

The combination of Knightsbridge and the Former Golden Ocean will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, "Business Combinations" ("ASC 805"), with Knightsbridge selected as the accounting acquirer under this guidance. The factors that were considered in determining that Knightsbridge should be treated as the accounting acquirer in the merger transaction were the relative voting rights in the Combined Company, the composition of the board of directors in the Combined Company, the relative sizes of Knightsbridge and the Former Golden Ocean, the composition of senior management of the Combined Company and the name of the Combined Company. Management believes that the relative voting rights in the Combined Company and the composition of the board of directors in the Combined Company were the most significant factors in determining Knightsbridge as the accounting acquirer.

Golden Ocean, 3rd Quarter 2015

The valuation of consideration transferred is based on the number of common shares issued by the Company and the closing share price of $5.00 on March 31, 2015, the completion date of the merger.

The following represents the preliminary purchase price calculation (in thousands):
(number of shares in thousands)
Former Golden Ocean outstanding shares	447,314
Exchange Ratio	0.13749
Shares issued to the Former Golden Ocean shareholders	61,444
Closing price per share on March 31, 2015	$5.00
Value of shares issued to the Former Golden Ocean shareholders	$307,220
Value of vested options held by the Former Golden Ocean shareholders	926
Total estimated purchase price consideration	$308,146

The following represents the calculation of the bargain purchase gain and the allocation of the total purchase price based on management's preliminary valuation (in thousands):

Total estimated purchase price consideration	$308,146
Fair value of net assets acquired and liabilities assumed	387,022
Bargain purchase gain	$(78,876)

Current assets	274,337
Vessels, net	632,997
Vessels held under capital lease	14,029
Newbuildings	12,030
Investments in associated companies	11,351
Available for sale financial assets	5,769
Other long term assets	103,416
Current liabilities	(76,505)
Non-current liabilities	(590,402)
Fair value of net assets acquired and liabilities assumed	387,022

The fair value of the Former Golden Ocean's identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value and this is in excess of the consideration amount. Management has reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains. Consequently, the Company recognized a bargain purchase gain of $78.9 million in the income statement in the nine months ended September 30, 2015.
5.  AMORTIZATION OF LONG TERM TIME CHARTER CONTRACTS
Operating revenues in the nine months ended September 30, 2015 have been reduced by $16.5 million as a result of the amortization of favourable time charter-out contracts, which were acquired as a result of the merger of Knightsbridge and the Former Golden Ocean on March 31, 2015 and were valued at $127.1 million. Charter hire expense in the same period has been reduced by $1.2 million as a result of the amortization of unfavourable time charter-in contracts, which were acquired as a result of the merger and were valued at $7.6 million. The net effect was a $15.3 million reduction in net income in the nine months ended September 30, 2015.

Golden Ocean, 3rd Quarter 2015

6.  IMPAIRMENT LOSS

The Company has recorded a vessel impairment loss of $7.1 million in the third quarter. This loss relates to three of the four Capesize newbuildings, which the Company agreed to sell to in April 2015. The Company completed the sale of one of these newbuildings in August and recorded a loss on disposal of $2.3 million.

The Company has recorded a vessel impairment loss of $141.0 million in the first quarter. This loss relates to five vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang), which the Company agreed in April 2015 to sell to, and lease back, from Ship Finance.

Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

7.  VESSELS

In January 2015, the Company took delivery of KSL Sakura, KSL Seville, KSL Seoul and Golden Kathrine. These are four of the newbuilding vessels that were purchased from Frontline 2012 in September 2014. Final installments of $153.0 million, in aggregate, were paid at this time and four tranches of $30.0 million each, or $120.0 million in aggregate, were drawn down from the $420.0 million term loan facility.

In March 2015, the Company took delivery of the Capesize dry bulk newbuilding, KSL Stockholm, which was purchased from Frontline 2012 in September 2014. The final installment of $36.4 million was paid at this time and $28.6 million was drawn down from the $420.0 million term loan facility.

In May 2015, the Company took delivery of the Supramax dry bulk newbuilding, Golden Taurus. The final installment of $18.6 million was paid at this time and $13.75 million was drawn down from the $284.0 million term loan facility.

In June 2015, the Company took delivery of the Capesize newbuilding, Golden Aso. The final installment of $41.1 million was paid at this time and $26.4 million was drawn down from the $420.0 million term loan facility in July 2015.

In August 2015, the Company took delivery from the yard of the Capesize newbuilding, Front Atlantic, and immediately sold the vessel to its new owners. The final installment of $33.5 million was paid upon delivery and sales proceeds of $46.8 million were received at the same time.
In September 2015, the Company took delivery of the Capesize newbuilding, Golden Finsbury. The final installment of $41.0 million was paid at delivery and $27.2 million was drawn down from the $425.0 million term loan facility.
8.  NEWBUILDINGS

In March 2015, the Company purchased 12 SPCs, each owning a fuel efficient Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the 12 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $404.0 million in respect of these newbuilding contracts, net of a cash payment from Frontline 2012 of $108.6 million. No other working capital balances were acquired. This purchase has been accounted for a 'common control' transaction and the 12 SPCs have been recorded at Frontline 2012's historical carrying value and a contribution from shareholder of $59.7 million has been recorded in Contributed capital surplus.

See Note 7 above for details of Newbuildings delivered and transferred to Vessels in the nine months ended September 30, 2015.

Golden Ocean, 3rd Quarter 2015

9.  DEBT

In February 2015, an agreement was signed between the Company (as guarantor), various SPCs, (as borrowers), a syndicate of banks and ABN AMRO Bank N.V. as agent for a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance 14 newbuilding vessels. The facility is divided into 12 tranches of $30.0 million and two tranches of $32.5 million. Each tranche is repayable in consecutive quarterly installments commencing three months after draw down with a twenty years profile and all amounts must be fully repaid by March 31, 2021, at the latest. The loan bears interest at LIBOR plus a margin of 2.00%. The loan agreement contains a cross default provision and financial covenants, including free cash of a certain amount, a requirement for positive working capital and a value adjusted equity to adjusted total assets ratio.

During the third quarter; the Company completed the sale and lease back transaction with Ship Finance for eight Capesize vessels and repaid bank debt of $188.9 million.

10.  SHARE CAPITAL

In March 2015, the Company issued 110,128 common shares in settlement of the first, second and third tranches of the RSUs granted in January 2014, January 2013, December 2011, respectively.

In March 2015, the Company issued 31.0 million shares in connection with the purchase of 12 SPCs from Frontline 2012.

Prior to completion of the Merger, the Company had 111,231,678 common shares outstanding. Following completion of the Merger and the issuance of 61.5 million shares to the Former Golden Ocean shareholders, and pursuant to the merger agreement, the cancellation of 51,498 common shares (which were held by the Former Golden Ocean) and the cancellation of 4,543 common shares (which account for fractional shares that we will not be distributed to the Former Golden Ocean shareholders as merger consideration), the Company has 172,675,637 common shares outstanding (December 31, 2014: 80,121,550).

11.  COMMITMENTS AND CONTINGENCIES

As of September 30, 2015, the Company had 21 vessels under construction, of which three have been sold and will be delivered to the new owners on delivery from the yard and two newbuilding contracts have been sold to Frontline Ltd. The Company will receive net sales proceeds of $46.2 million in 2015 and $92.4 million in 2016 upon delivery of the three vessels which have been sold and sale proceeds of $1.9 million from Frontline Ltd in 2015. Excluding the two newbuilding contracts which have been sold to Frontline and for which the Company does not have any further commitment, the Company's outstanding commitments for its 19 remaining newbuildings amount to $632.3 million with expected payments of $65.1 million in 2015, $505.1 million in 2016 and $62.1 million in 2017, for expected delivery of one vessel in 2015, 16 vessels in 2016 and two vessels in 2017.

12.  SUBSEQUENT EVENTS

During October 2015, the Company has agreed the postponement of the delivery of three vessels from 2015 to February, March and April 2016.

In November 2015, the Company entered into an agreement with the yard to convert two Capesize newbuilding contracts to Suezmax newbuilding contracts, and on November 23, 2015, agreed to sell these newbuilding contracts to Frontline Ltd. The transaction will reduce the Company's newbuilding commitments by $95 million (including sales proceeds) and will also remove the need for financing of two Capesize vessels. The newbuilding contracts are with New Times Shipbuilding Co. Ltd. in China and expected delivery of the Capesize vessels was in the first quarter 2017. The Company is pleased to see that the good cooperation with New Times and Frontline enables this transaction, which should be in the best interest of all parties involved.  The transaction is subject to customary closing conditions and is expected to close in late 2015. The Company expects to record a loss on the disposal of approximately $9.0 million in the fourth quarter.

Golden Ocean, 3rd Quarter 2015